Exhibit 2.1

Execution version

Dated       30 May 2018

THE PERSONS WHOSE NAMES AND ADDRESSES ARE SET OUT IN PART A OF SCHEDULE 1

AND

VASCO DIGITAL AUTOMATION LIMITED

AGREEMENT FOR THE SALE AND PURCHASE OF

DEALFLO LIMITED

Execution version

THIS AGREEMENT is made on 30 May 2018

BETWEEN:

(1)THE PERSONS whose names and addresses are set out in Part A of Schedule 1  (each a “Seller” and together the “Sellers”); and

(2)VASCO DIGITAL AUTOMATION LIMITED (company number 11368644) whose registered address is at 100 New Bridge Street, London, England EC4V 6JA (the “Buyer”).

BACKGROUND:

(A)At Completion the Company shall, following the exercise of the Options and the Warrants, have an issued share capital of 791,478 A Preferred Shares, 989,600 B Preferred Shares, 1,941,531 Ordinary Shares, and 50,000 B Ordinary Shares.

(B)The Sellers are the sole legal and beneficial owners of the number of Shares set out opposite their respective names in Part A of Schedule 1 which, together with the Minority Shares, comprise in aggregate the whole of the issued share capital of the Company.

(C)The Sellers and the Minority Sellers have agreed to sell the Shares and the Minority Shares and the Buyer has agreed to buy the Shares and the Minority Shares and to acquire the Company together with the entire legal and beneficial ownership of each of the Subsidiaries subject to the terms and conditions of this Agreement and the Minority SPAs.

THE PARTIES AGREE as follows:

1.INTERPRETATION

1.1In this Agreement:

“A Preferred Shares” means the A preferred shares of £0.0001 each in the capital of the Company;

“Accounts” means the audited consolidated financial statements of the Group as at and to the Accounts Date comprising a consolidated balance sheet, statement of comprehensive income, the notes thereon, and the directors’ report annexed to them (a copy of which is within the Disclosure Documents) (it being acknowledged that, as at the Accounts Date,  Dealflo (Beijing) Software Limited was dormant);

“Accounts Date” means 31 December 2017;

“Act” means the Companies Act 2006;

“Affiliate” means:

(a)in relation to any specified person, any other person directly or indirectly Controlling or Controlled by, or under common Control with, the specified person; and

(b)in relation to any natural person, any of the following persons:

(i)a spouse, civil partner, brother, sister, son(s) or daughter(s) (including step-children) of that person;

(ii)a trust of which the beneficiaries are any individual specified in (i) above;

“Agreed Bonuses” means the Transaction Bonuses details of which are set out in Schedule 10 plus employers’ social security contributions (or equivalent Tax) on the same;

“Agreement” means this agreement, including all Schedules;

“Appropriate Proportion”  means in relation to the Seller, the proportion to which (i) the gross proceeds it receives for the sale of Shares under this Agreement (after deducting any warrant or option exercise price payable by it in respect of its Shares) bears to (ii) the gross proceeds payable by the Buyer for other issued shares in the capital of the Company on or around Completion (after deducting any other warrant or option exercise price payable by any other shareholders of the Company at Completion), it being agreed that such proportion is as set out in Schedule 1;

“B Ordinary Shares” means the B ordinary shares of £0.0001 each in the capital of the Company;

“B Preferred Shares” means the B preferred shares of £0.0001 each in the capital of the Company;

“Business Day” means a day other than a Saturday or Sunday or public holiday in London, UK and Chicago, USA;

"Buyer's Group" means the Buyer, any parent undertaking of the Buyer for the time being, and any undertaking which, in relation to the Buyer and/or any such parent undertaking, is a subsidiary undertaking for the time being, including each Group Company with effect from Completion;

“Buyer Warranties” means the warranties set out in clause 8;

“Canadian Contribution to Fees”  the amount of relevant fees and expenses to be contributed by Oleksiy Savchenko, Pavel Khamichonak, Christopher O'Donnell, Ivan Khrisanov and Christopher Prevoe  under clause 12.3 of this agreement or the equivalent provision in the relevant Minority SPAs (without double counting) and being £4,358.54;

“Canadian Consideration” means the amount of the Consideration payable to Oleksiy Savchenko, Pavel Khamichonak, Christopher O'Donnell, Ivan Khrisanov, Christopher Prevoe (as such persons are listed in Schedule 1)  less the part of the Option Exercise Price and Escrow Amount apportioned to such persons in Schedule 1 and less the Canadian Contribution to Fees;

“Canadian Property” means the property held by the Canadian Subsidiary pursuant to the lease, details of which are set out in Part B of Schedule 5;

“Canadian Subsidiary” means Dealflo Technology Inc., the Canadian subsidiary of the Company, incorporated under the laws of British Columbia (incorporation number BC1020093), registered in Quebec (registration number 1170659768), whose principal place of business is at 4200 St-Laurent Blvd., Suite 701, Montreal (Quebec) H2W 2R2, further details of which are set out in Part 2 of Schedule 2;

“Cash Consideration” has the meaning given to it in clause 2.3.1;

“Company” means Dealflo Limited, a private company limited by shares and incorporated in England and Wales (registered number 06707232), whose registered office is at 20 Bedford Square, London, England, WC1B 3HH, further details of which are set out in Part 1 of Schedule 2;

“Completion” means completion of the sale and purchase of the Shares and the Minority Shares in accordance with this Agreement and the Minority SPAs, respectively;

“Completion Date” means the date of this Agreement;

“Computer Hardware” means any and all computer, telecommunications and network equipment used by the Group but excluding any part of any publicly available communications networks of any kind;

“Computer Software” means any and all computer programs in both source, object and executable code form used by the Group, including all modules, routines and sub-routines thereof, data, databases and all source and other preparatory materials relating thereto, including user requirements, functional specifications and programming specifications, ideas, principles, programming languages, algorithms, flow charts, logic, logic diagrams, orthographic representations, file structures, coding sheets, coding and including any relevant manuals or other documentation and computer generated works;

“Computer Systems” means all the Computer Hardware and/or Computer Software used by the Group;

“Confidential Information” means all confidential or commercially sensitive information of a Group Company which is used in or otherwise relates to any Group Company’s business, customers or financial or other affairs including, without limitation, confidential or commercially information relating to:

(a)the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, client product and formulation information, market research reports and surveys, and advertising or other promotional materials;

(b)future projects, business development or planning, commercial relationships and negotiations; or

(c)any client or supplier of a Group Company or any customer data belonging to a third party (including any sensitive personal data),

but does not include information which is made public other than by any breach of a duty of confidentiality or with the consent in writing of the Buyer;

“Connected” has, in relation to a person, the meaning given in section 1122 of the CTA 2010 provided that, for the avoidance of doubt, no Seller shall be treated as connected with any other;

“Consideration” has the meaning given to it in clause 2.2;

“Control” (including the terms “Controlling”, “Controlled by” or “under common Control with”) means in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)by means of the holding of more than fifty per cent of voting shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b)by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

and a “Change of Control” occurs if a person who Controls any body corporate ceases to do so or if another person acquires Control of it;

“CTA 2009” means the Corporation Tax Act 2009;

“CTA 2010” means the Corporation Tax Act 2010;

“Director” means each person who is a director or (if any) shadow director of any Group Company;

“Disclosed” means fairly disclosed in or under the Disclosure Letter with sufficient details to enable the Buyer to identify the nature, significance and scope of the matter disclosed;

“Disclosed Transaction Costs” means the Transaction Costs which are set out in Schedule 8;

“Disclosure Documents” means the two USBs containing identical documents (and any other data) collated by or on behalf of the Warrantors, the outside covers of the USB itself having been signed for identification by or on behalf of the Warrantors and the Buyer (or approved by email by a lawyer or solicitor at Winston & Strawn London LLP and Kemp Little LLP);

“Disclosure Letter” means the letter in the agreed form (together with the Disclosure Documents) from the Warrantors to the Buyer in relation to the Warranties having the same date as and having been delivered (and acknowledged in writing by the Buyer) before execution of this Agreement;

“Dispute” shall have the meaning given in clause 18.2;

“Due Amount” means a sum equal to the amount (if any) due for payment to the Buyer in respect of a Resolved Claim;

“Employee” means any person employed by a Group Company under a contract of employment;

“Employment Legislation” means legislation applying in all applicable jurisdictions affecting contractual and other relations between employers and their employees or workers including, but not limited to, any legislation and any amendment, extension or re-enactment of such legislation (in force at the date of this agreement) and any claim arising under European treaty provisions or directives enforceable against any Group Company by any Employee or Worker;

“Encumbrance” means a mortgage, charge, pledge, lien (including statutory or inchoate lien) (save as arising in the ordinary course of business of the Company), hypothec, title retention agreement, reservation or retention of ownership, restriction, right of first refusal, right of pre-emption, privilege, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

“Escrow Account” means the non-interest bearing deposit account in the name of the Escrow Agent to be opened at the Escrow Bank (at the cost of the Buyer) in accordance with the Escrow Letter;

“Escrow Agent” means Law Debenture Trust Corporation p.l.c. of Fifth Floor, 100 Wood Street, London EC2V 7EX;

“Escrow Amount” means the sum of £750,000;

“Escrow Bank” means HSBC Bank plc;

“Escrow Letter” means the letter, in agreed form, from the Buyer and the Sellers’ Representative instructing and authorising the Escrow Agent to establish and operate the Escrow Account;

“Escrow Release Date” means the date which is fifteen (15) months from the Completion Date.

“Estimated Outstanding Amount” means the amount agreed between the Buyer and the Sellers’ Representative to be a good faith estimate of the likely quantum of damages or debt of the Outstanding Claim(s).

“Estimated Outstanding Claim”  means such amount as is equal to the Buyer’s reasonable estimate of the Warrantors’ aggregate liability, provided that the Buyer has obtained the advice of a English law barrister of at least 10 years’ call (acting independently) with experience of the type of Relevant Claim, instructed and paid for by the Buyer (providing the relevant information available), that the Relevant Claim is not frivolous or vexatious and that the Buyer’s estimate of the Warrantors’  aggregate liability is reasonable.

“Excluded Claim” means any claim by the Buyer against the Warrantors for breach of the following Warranties or under the following parts of the Tax Covenant:  (a) paragraphs 7.11, 15.1.16, 16.5, 18.14.1, 18.14.2, 21.10 of Part 2 of Schedule 4;  (b) paragraphs 5.1, 15.1, 15.1.1, 15.1.2, 15.2, 15.3, 15.4, 15.5 of Part 3 of Schedule 4; and (c) paragraph 2(g) of Schedule 7.

“Frog Capital” means Frog European Growth I LP (registered number: LP016131) with the registered address of The Mews, 1a Birkenhead Street, London, WC1H 8BA, United Kingdom acting through its general partner Frog Capital II GP LLP (registered number: SO304956) with the registered address of 50 Lothian Road, Festival Square, Edinburgh EH3 9WJ

“Fundamental Warranty” means a warranty contained in Part 1 of Schedule 4 and “Fundamental Warranties” means all of those warranties;

“Fund Manager” means a person whose principal business is to make, operate, manage or advise on collective investments in securities;

“GAAP” means Statements of Generally Accepted Accounting Practice (including FRS 102) as applied in the United Kingdom as at the Accounts Date;

“General Warranty” means a warranty contained in Part 2 of Schedule 4 and “General Warranties” means all those warranties;

“Group” means the Company and the Subsidiaries;

“Group Company” means the Company or a Subsidiary and “Group Companies” means all of them;

“Holtzbrinck Ventures” means HV Holtzbrinck Ventures Fund VI SCS (registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 191426) with the registered address at 5, Rue Heienhaff, L-1736 Senningerberg, Luxembourg;

“Indebtedness” means any indebtedness for or in respect of:

(a)loans and bank overdrafts;

(b)liabilities under acceptances of trade bills (other than in respect of purchases in the ordinary course of business) and acceptance credits;

(c)liabilities under any bond, note, loan stock, debenture or other similar instrument or security;

(d)any liability due in respect of any guarantee or indemnity (other than an indemnity given in client or supplier contracts in the ordinary course of business and as Disclosed) given by a Group Company;

(e)liabilities under capital, finance or equivalent leases, hire purchase agreements and conditional sale agreements;

(f)liabilities under factoring arrangements;

(g)amounts raised by any other transactions having the commercial effect of borrowings other than trade credit in the ordinary course of business;

(h)receivables sold or (to raise finance) discounted;

(i)liabilities under any currency or interest swap or other interest or currency protection, hedging or financial futures transaction or arrangement including without limitation any break cost, early termination fee or similar;

(j)liabilities under any guarantee of, or indemnity against financial loss in respect of any obligation of another person other than a Group Company;

(k)liabilities in relation to any letter of credit, bond or guarantee given by a person who is not a Group Company in relation to any obligation and/or liability of any Group Company;

(l)accrued interest, charges, penalties and costs relating to any of the above items (including those relating to early repayment, discharge or termination on or around Completion);

(m)any deferred consideration with respect to property or services acquired by any Group Company or deferred compensation (excluding payroll accruals) with respect to current or former employees or consultants of any Group Company;

(n)any Transaction Bonuses (other than the Agreed Bonuses);

(o)any Transaction Costs (other than the Disclosed Transaction Costs);

(p)liabilities in respect of any accrued but unpaid Taxes, the due date for payment of which has passed; and

(q)liabilities analogous to any of the above items,

but excluding, for the avoidance of doubt, trade credit in the ordinary course of business.

“Intellectual Property” means all industrial and intellectual property rights, whether registered or not, including pending applications for registration of such rights, all provisionals,  divisionals, continuations, continuations in part, reissues, re-examinations, renewals, additions, and extensions thereof and the right to apply for registration or extension of such rights including, without limitation, patents, petty patents, utility models, design patents, registered and unregistered designs, copyright (including moral rights and neighbouring rights), rights to inventions, database rights and other sui generis rights, trademarks, service marks, certification marks, trading names, business names, logos, goodwill, the right to sue for passing off, internet domain names, trade secrets, rights in know-how, rights to use, and protect the confidentially of, confidential information and any rights of the same or similar effect or nature as any of the foregoing anywhere in the world;

“Intellectual Property Rights” means all Intellectual Property legally or beneficially owned by any Group Company and all Intellectual Property licenced to or used in any Group Company’s business or which was created, generated or acquired for use in any Group Company’s business, including the rights listed in Part 1 of Schedule 6;

"Investment Fund" means a fund, partnership, company, syndicate or other entity whose business is managed by a Fund Manager;

"Investor Affiliate" means with respect to the Investor: (i) which is an undertaking (as defined in section 1161(1) of the Act), any Member of the same Group, (ii) which is an Investment Fund, any nominee, general partner, Fund Manager, investor or participant of or in such Investment Fund, and (iii) which is a Fund Manager, any Investment Fund now or hereafter existing which is operated or managed by such Fund Manager or by any Member of the same Group as such Fund Manager.  “Member of the same Group” for this definition means as regards any undertaking, a company which is for the time being a holding company or a subsidiary of that undertaking or a subsidiary of any such holding company;

"Investors" means each of Notion Capital, Frog Capital and Holtzbrinck Ventures and "Investor" shall be construed accordingly;

“IT Contracts” means all agreements under which any third party (including, without limitation, any source code deposit agents) provides any element of, or services relating to, the Computer System, including leasing, hire-purchase, licensing, maintenance and services agreements but excluding Off the Shelf Solutions;

“Known Leakage” means any Leakage which is, prior to Completion, agreed in writing by or on behalf of the Sellers’ Representative or relevant Investor (as the case may be) and the Buyer;

“Leakage” has the meaning given to it in clause 3.6;

“Locked Box Accounts” means the unaudited balance sheet of the Group (on a consolidated basis) as at the Locked Box Date which is in the tab “LB Accounts” in the Funds Flow attached to this Agreement as Schedule 9 (as such balance sheet is adjusted in the tab);

“Locked Box Date” means 31 March 2018;

“Management Accounts” means the unaudited balance sheet and profit and loss account of the Group in respect of the period starting on the day after the Accounts Date and ending on the Locked Box Date;

“Management Seller” means Mike Feely, Abraham Smith, Oleksiy Savchenko, Mike Elliott, Conor Hickey, Dave Fletcher and Alastair Brown;

“Minority Sellers” means the persons whose details are set out in Part B of Schedule 1;

“Minority Shares” means the Minority Sellers’ fully paid shares in the capital of the Company, details of which are set out opposite each of the Minority Sellers’ names in in column 2 (in respect of Shares which are not Option Shares or Warrant Shares), column 3 (in respect of Option Shares) and column 4 (in respect of Warrant Shares) of  Part B of Schedule 1;

“Minority SPAs” means the share purchase agreements pursuant to which the Minority Sellers are to sell the Minority Shares;

“Notion Capital” means each of: (a) Notion Capital 2 LP (registered number LP014907) acting through its general partner Notion GP LLP (registered number OC371866); (b) Notion Capital Opportunities LP (registered number LP017578) acting through its general partner Notion Capital Opportunities GP LLP (registered number OC412692); (c) Notion Nominees UK Limited (registered number 07848187), all with registered office address of Third Floor, 1 New Fetter Lane, London, EC4A 1AN;

“Off the Shelf Solutions” means all off-the-shelf software applications and services including for IT used by a Group Company, including telephony, word processing, email, calendar, customer relationship management, spreadsheet and database functions and services;

“Option Agreements” means those option agreements by and between the Company and the holders of Options under which the relevant holders of Options were granted Options;

“Option Exercise Documents” means, in respect of the exercise of the Options: (a) the board resolutions of the board of directors of the Company; (b) the written resolution of the Company’s members;  (c) the notice of exercise of options;  (d)  form SH01; and (e) section 431(1) ITEPA elections, in each case in the agreed form;

“Option Holders” means those individuals set out in the table at Part C of Schedule 1 in respect of the Option Shares pursuant to the Option Agreements;

“Options” means the options granted to those individuals set out in the table at Part C of Schedule 1 in respect of the Option Shares pursuant to the Option Agreements;

“Options Exercise Price” £817,824.67, being the sum of the exercise prices of the Sellers and Minority Sellers who hold Options;

“Option Exercise Tax”  means any applicable income tax (including, without limitation, taxable federal income tax employment benefit and taxable province or territory (including, without limit, Quebec) income tax employment benefit) and social security contributions (including UK Class 1 primary National Insurance contributions and to the extent lawful secondary National Insurance contributions, health taxes, employment insurance, pension plan, parental insurance plan and any other similar or employer social security) for which the Company or the Canadian Subsidiary is liable to account to any Tax Authority in respect of the exercise of the Options held by Oleksiy Savchenko and any overseas equivalent;

“Option Shares” means the Ordinary Shares set out in column 2 of Part C of Schedule 1 which are the subject of the Option Agreements which will be exercised immediately prior to Completion;

“Ordinary Shares” means the ordinary shares of £0.0001 each in the capital of the Company;

“Outstanding Claim” means a Relevant Claim, which is not a Resolved Claim on or before the Escrow Release Date;

“Pension Schemes” means the pension scheme provided by Aviva to the Company and the pension scheme provided by Sun Life to the Canadian Subsidiary;

“Permit” means (other than in respect of Intellectual Property):

(a)an accreditation, permit, licence, consent, approval, certificate,  registration or other authorisation; or

(b)a filing of a notification, report or assessment,

in each case necessary for the effective operation of the Group’s business or its ownership, possession, occupation or use of any of its material assets;

“Permitted Leakage” has the meaning given to it in clause 3.7;

“Property” means the property or properties details of which are set out in Schedule 5 and includes an individual property and a part of an individual property;

“Relevant Claim” means a Warranty Claim or a Tax Claim or any other claim made under this Agreement against a Warrantor which has been notified by the Buyer to the Sellers’ Representative pursuant to the terms of this Agreement before the Escrow Release Date;

“Relief” has the meaning given in the Tax Covenant;

“Resolved Claim” a Relevant Claim that has been:

(a)agreed in writing between the Buyer and the Sellers’ Representative as to both liability and quantum;

(b)finally determined (as to both liability and quantum) by a court of competent jurisdiction and no right of appeal lies in respect of such determination, or the parties are debarred by passage of time or otherwise from making an appeal; or

(c)unconditionally withdrawn by the Buyer in writing (in which case the Relevant Claim shall be treated as having been settled for no sum);

“Restricted Business” means any business whose main offering is a cloud-based solution for customer onboarding in financial services, government or healthcare industries;

“Restricted Customer” means any person who is at Completion, or who has been at any time during the period of 12 months immediately preceding the Completion Date, a client or customer of, any Group Company;

“Sale Shares” means the Shares and the Minority Shares, which together constitute the whole of the allotted and issued share capital of the Company on a fully diluted basis;

“Sellers’ Designated Account” means the client account of the Sellers’ Solicitors at Barclays Bank PLC (account number: 20395161 and sort code: 20-32-29);

“Sellers’ Representative” means Abraham Smith, whose address is set out in Schedule 1;

“Sellers’ Solicitors” means Kemp Little LLP of Cheapside House, 138 Cheapside, London EC2V 6BJ;

“Shares” means the Sellers’ fully-paid shares in the capital of the Company, details of which are set out opposite each Seller’s name in column 2 (in respect of Shares which are not Option Shares or Warrant Shares), column 3 (in respect of Option Shares) and column 4 (in respect of Warrant Shares) of Schedule 1;

“Subsidiaries” means the subsidiaries of the Company, brief details of which are set out in Part 2 of Schedule 2;

“Tax” or “Taxes” or “Taxation” has the meaning given in the Tax Covenant;

“Tax Authority” has the meaning given in the Tax Covenant;

“Tax Claim” means a claim by the Buyer under or pursuant to the Tax Covenant;

“Tax Covenant” means the tax covenant set out in Schedule 7;

“Tax Warranty” means a warranty contained in Part 3 of Schedule 4 and “Tax Warranties” means all those warranties;

“Tax Warranty Claim” means a claim by the Buyer for breach of any of the Tax Warranties;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“Transaction Bonus” means any bonus or other form of ex gratia award or payment from or payable by any Group Company, in each case including any Taxes payable by any Group Company, to a person as a result of (or arising in relation to) Completion;

“Transaction Costs” means any professional fees, expenses or other costs paid or agreed to be paid or incurred or owing in connection with the Transaction by any Group Company, in each case including VAT or other taxes payable in the ordinary course by any Group Company in respect of such fees, expenses or costs;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Escrow Letter, the Option Exercise Documents, the Warrant Exercise Documents, and all other documents delivered to the Buyer pursuant to this Agreement;

“UK Property” means the property used by the Company, details of which are set out in Part A of Schedule 5;

“VATA” means, in the United Kingdom, the Value Added Tax Act 1994 and, in a jurisdiction outside the United Kingdom, any equivalent legislation;

“W&I Policy” means the policy of warranty and indemnity insurance, policy number CRLWI10031 issued by Capital Risks on behalf of International General Insurance and Markel International to the Buyer on or about the Completion Date;

“Warrant Exercise Documents” means, in respect of the exercise of the Warrants: (a) the board resolutions of the board of directors of the Company; (b) the written resolution of the

Company’s members; (c) the notice of exercise of warrants; and (d) form SH01, (e) deed of variation and termination in respect of the Warrants issued to Notion Nominees UK Limited in 2014 and related Warrant Instrument; and (f) deed of cancellation and termination in respect of the Warrants issued to Notion Nominees UK Limited in 2015 and related Warrant Instrument, in each case in the agreed form;

 “Warrant Exercise Price” means £219,999.42, being the sum of the exercise prices of the Warrants exercised by the holders of the Warrants;

“Warrant Instruments” means those warrant instruments between the Company and the holders of Warrants under which the relevant holders of Warrants were issued Warrants (as amended or varied before the date of this Agreement);

“Warrantors” means Abraham Smith and Oleksiy Savchenko;

“Warrants” means the warrants granted to those persons set out in the table at Part D of Schedule 1 in respect of the Warrant Shares pursuant to the Warrant Instruments;

“Warrant Shares” means the A Preferred Shares set out in column 2 of Part D of Schedule 1 which were constituted by the Warrant Instruments and which will be exercised immediately prior to Completion;

“Warranty” means a General Warranty and/or a Tax Warranty and/or a warranty given pursuant to clause 3.1 and “Warranties” means all of those warranties;

“Warranty Claim” means a claim by the Buyer for breach of any of the Warranties; and

“Worker” means any person who personally performs work for the Company or a Subsidiary but who is not in business on their own account or in a client/customer relationship.

1.2In this Agreement, a reference to:

1.2.1a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 of the Act and to a “subsidiary” or “holding company” is to be construed in accordance with section 1159 of the Act;

1.2.2a document in the “agreed form” is a reference to a document in a form approved by or on behalf of the Sellers’ Representative and the Buyer;

1.2.3a statutory provision includes a reference to the statutory provision as modified or re enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re enacted) before the date of this Agreement except to the extent it comes into force on or after the date of this Agreement;

1.2.4a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.2.5a person includes a reference to that person’s legal personal representatives, successors and permitted assigns;

1.2.6a “party” includes a reference to that party’s legal personal representatives, successors and permitted assigns;

1.2.7a “company” shall include any company, corporation or other body corporate, wherever and however incorporated or established;

1.2.8a reference to “includes” or “including” will be construed as “includes without limitation” or “including without limitation” (as the case may be);

1.2.9a  clause, paragraph or Schedule, unless the context otherwise requires, is a reference to a clause or paragraph of, or Schedule to, this Agreement;

1.2.10the ejusdem generis principle of construction shall not apply to this Agreement.  Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words.  Any phrase introduced by the terms “other”, “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

1.2.11any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction; and

1.2.12a reference to a day is, unless specified to the a contrary, a reference to a calendar day and to a time of the day is to London time.

1.3Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.

1.4Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.5The headings in this Agreement do not affect its interpretation.

1.6The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this Agreement includes the Schedules.

1.7The Background section does not form part of this Agreement.

1.8A reference to writing or written does not include fax.

1.9A reference to the Sellers shall include a reference to each of them and a reference to the Warrantors shall include a reference to each of them.

1.10A reference to the awareness, knowledge, information or belief of the Warrantors is deemed to include awareness, knowledge, information and belief which the Warrantors would have if the Warrantors had made reasonable enquiries of each other and, in respect of the relevant subject matter of the Warranties,  of each of Alistair Brown, Christopher O’Donnell, Pavel Khamichonak, Mike Feely, Mike Elliott, David Fletcher, Conor Hickey and Neal Jooron.

1.11In this Agreement:

1.11.1the liability of the Sellers and the Management Sellers shall be several;

1.11.2unless expressly provided otherwise in this Agreement the liability of the Warrantors shall be several; and

1.11.3where the Sellers, Management Sellers or Warrantors have an obligation or are giving a Fundamental Warranty, the obligation or Fundamental Warranty given under this Agreement will be individual to that Seller, Management Seller or Warrantor (as applicable).

2.SALE AND PURCHASE

2.1On the terms of this Agreement, each Seller shall sell and the Buyer shall buy, with effect from Completion, the Shares as set out in columns 2, 3 and 4 of Part A of Schedule 1 opposite their name, with full title guarantee, free from all Encumbrances and together with all rights that attach (or may in the future attach) to the Shares including, the right to receive all dividends and distributions declared, made or paid on or after the Completion Date.

2.2The aggregate consideration for the sale of the Sale Shares (including the Shares) is £44,765,420.64 (the “Consideration”), being the sum of:

2.2.1£43,727,596.55;  plus

2.2.2an amount equal to the Option Exercise Price and the Warrant Exercise Price being £1,037,824.09.

2.3The Consideration shall be satisfied by the Buyer at Completion as follows:

2.3.1the payment in cash of an aggregate amount equal to £42,672,377.95 (the “Cash Consideration”) to the Sellers’ Designated Account;

2.3.2the Buyer paying to the Company the Options Exercise Price and the Warrant Exercise Price (i.e. £1,037,824.09) in satisfaction of the obligation of the holders of Options or Warrants to make such payment to the Company;

2.3.3the Buyer paying to the Company the Canadian Consideration (i.e. £300,860.06);

2.3.4the Buyer paying to the Sellers’ Designated Account the Canadian Contribution to Fees (i.e. £4,358.54) (but, for the avoidance of doubt, without prejudice to other Sellers and Minority Sellers obligation to pay relevant fees); and

2.3.5the payment of the Escrow Amount to the Escrow Account.

2.4The Consideration insofar as it relates to the sale of the Shares (excluding Minority Shares) shall be apportioned as follows:

2.4.1the Cash Consideration insofar as it relates to the Sellers shall be apportioned as between the Sellers, as set out in column 6 of Part A of Schedule 1;

2.4.2the Canadian Consideration as it relates to Oleksiy Savchenko shall be apportioned as set out in column 8 of Part A of Schedule 1;

2.4.3the part of the Options Exercise Price payable by the relevant Sellers shall be apportioned as between the relevant Sellers, as set out in column 7  of Part A of  Schedule 1;

2.4.4the part of the Warrant Exercise Price payable by the relevant Sellers shall be apportioned as between the holders of Warrants, as set out in column 7 of Part A of Schedule 1; and

2.4.5the Escrow Amount shall be apportioned as between the Warrantors and Julian Howison, as set out in column 9 of Part A of Schedule 1.

2.5The Consideration shall be deemed to be reduced by the amount of any payment made by a Seller under or for a breach of any terms of this Agreement.

3.LOCKED BOX

3.1The Warrantors warrant to the Buyer that the Locked Box Accounts (other than insofar as they deal or record the R&D Tax Credits (as defined in the Tax Covenant)) having regard to the accounting standards under which they were prepared and recognising that they are not audited accounts:

3.1.1have been prepared with due care and attention on a basis consistent with the preparation of the Accounts;

3.1.2present a reasonable representation of the assets and liabilities of the Group as at the Locked Box Date;

3.1.3show the cash balances of the Group as at the Locked Box Date, which cash balances have been properly extracted from the Group’s banking records;

3.1.4the locked box workings in the Locked Box Accounts specifically provide for all Known Leakage and Agreed Bonuses (or they are in Permitted Leakage); and

3.1.5the working capital column in the locked box workings in the Locked Box Accounts is accurately derived from the entry entitled Working Capital in the Management Accounts and the management accounts of the Company for the previous 9 months.

3.2Each Seller severally warrants to the Buyer (in respect of itself and each of its Affiliates and not any other Seller or any other Seller’s Affiliate) that, from (and excluding) the Locked Box Date up to (and including) the date of this Agreement, there has been no Leakage from any Group Company to or for the benefit of any such Seller or any of its Affiliates other than in each case to the extent such Leakage is Known Leakage.

3.3Subject to Completion occurring, in the event of a breach of clause 3.2 by any Seller, such Seller shall pay to the Buyer within 10 Business Days on a pound for pound basis an amount in cash equal to the aggregate amount of the value of the Leakage (save for, for the avoidance of doubt, any Known Leakage) such Seller or its Affiliates has actually received or benefited from (whether directly or indirectly), provided that any claim to be made by the Buyer pursuant to this clause 3.3 or for breach of the warranty in clause 3.2 must be made in writing to the Sellers’ Representative, or in the case of an Investor, the relevant Investor (as the case may be) prior to the date which is 10 months from the Completion Date and must set out the Buyer’s calculation of the amount and all reasonable details (as far as they are known by the Buyer at the time).  To the extent that a claim is not so made, the relevant Seller shall have no liability for it.

3.4Each Seller severally undertakes to notify the Buyer (with reasonable details as known to the Seller at the time) as soon as reasonably practicable if it becomes actually aware prior to the date which is 10 months from the Completion Date of any Leakage which it has received in breach of this Agreement.

3.5The liability of each Seller pursuant to this clause 3 shall not exceed the total amount of the Leakage received by or benefitted from by the relevant Seller and/or any of his Affiliates in breach of clause 3.2 and the only right or remedy in respect of such Leakage is as set out in clause 3.3.  For the avoidance of doubt this clause 3.4 shall be without prejudice to any rights which the Buyer may have against the Warrantors in respect of the warranties relating to the Locked Box Accounts set out in clause 3.1 provided that the Buyer shall not recover more than once for the same loss or liability.

3.6“Leakage” means the following (with the exception of Permitted Leakage):

3.6.1the declaration, making or payment of any dividend or other distribution (whether in cash or in kind) to, in favour of or for the benefit of any Seller or any of its Affiliates;

3.6.2any gratuitous or discretionary payment to, in favour of, or for the benefit of, any Seller or any of its Affiliates;

3.6.3other than any payment to any of the employees of a Group Company in the ordinary course of business,  the payment of any management, monitoring, service or consulting fees to, or for the benefit of any Seller or any of its Affiliates;

3.6.4any redemption, repurchase, repayment or other return of capital (whether in cash or in kind) of any share or loan capital of any Group Company held by any Seller or any of its Affiliates;

3.6.5the sale, purchase, transfer or disposal of any asset to, in favour of or for the benefit of any Seller or any of its Affiliates;

3.6.6the entry into or grant by any Group Company of a guarantee, indemnity or Encumbrance relating to any obligation or liability of any Seller or any of its Affiliates;

3.6.7the payment of any Transaction Costs which are not Disclosed Transaction Costs;

3.6.8the payment of any Transaction Bonuses which are not Agreed Bonuses;

3.6.9the forgiveness, release or waiver of any debt or claim outstanding against any Seller or any of its Affiliates;

3.6.10any increase in Indebtedness between any Group Company and any Seller or any of its Affiliates;

3.6.11the creation of any Encumbrance in favour of any Seller or any of its Affiliates over any interest in any assets (or interest in any asset), rights or benefit of any Group Company;

3.6.12any agreement by any Group Company to do any of the foregoing and/or any Seller or any of its Affiliates to do any of those matters in clauses 3.6.1 to 3.6.11; or

3.6.13any Tax becoming payable by a Group Company (except to the extent reduced or eliminated by any Relief available to any Group Company to offset such Tax) as a consequence of any matter referred to in clauses 3.6.1 to 3.6.12 above.

3.7“Permitted Leakage” means any of the following payments made by any Group Company:

3.7.1any payments expressly provided for under existing arrangements with Arrk Limited and/or Silanis and/or Callcredit;

3.7.2any payment expressly provided for under the terms of this Agreement or any other Transaction Document;

3.7.3the satisfaction of any liability (including any debt like item) specifically provided for in the Locked Box Accounts;

3.7.4any payment made at the written request of the Buyer;

3.7.5any Disclosed Transaction Costs incurred or paid or agreed to be paid or payable;

3.7.6the payment of the Agreed Bonuses plus Tax (including national insurance) on the same;

3.7.7any and all payments made or liabilities incurred on or prior to Completion under or in respect of the Options and Warrants;

3.7.8payments of interest due to Industrial Lending in accordance with the terms of the Facility Agreement;

3.7.9payment of PKF Littlejohn LLP’s audit and UK to US GAAP conversion fees up to a maximum aggregate amount of £43,000 plus VAT beyond the amount provided in the Locked Box Accounts;

3.7.10payment to Notion of £5,000 plus VAT for platform fee; and

3.7.11(for the avoidance of doubt) any contractual remuneration (including benefits and/or commission) of any employee Seller.

3.8To the extent that the Agreed Bonuses are not paid at or immediately prior to Completion, the Buyer shall procure that they are paid to the relevant persons within 2 Business Days of Completion.

4.COMPLETION

4.1Completion shall take place at the offices of the Buyer's Solicitors on the Completion Date or such other date and place as the parties may agree in writing.

4.2At Completion, simultaneously:

4.2.1each of the Sellers shall do all those things required of it in Schedule 3; and

4.2.2the Buyer shall:

(a)do all of the things required of it in Schedule 3; and

(b)procure that the Company redeems in full all outstanding amounts due to Industrial Lending Limited pursuant to its loan agreement with the Company dated 29 September 2015 and the release of security through the payment by or on behalf of the Company of £1,226,457.59 by the transfer of funds for same day value.

4.3All cash payments to the Sellers under this Agreement shall, unless otherwise stated, be made in Sterling by electronic transfer of immediately available funds to the Sellers' Designated Account whose receipt shall be a good and valid discharge of the obligations of the Buyer to pay the sums in question to the Sellers, and the Buyer shall not be concerned with the application of any such amount between all or any of the Sellers. The Cash Consideration shall be apportioned among the Sellers and the Minority Sellers in the amounts set out opposite their respective names in column 6 of Schedule 1 but the Buyer shall not be concerned with, or have any liability with respect to, such apportionment or for any failure by any Seller, the Sellers’ Solicitors or any other person to apportion such sum amongst the Sellers and the Minority Sellers.

4.4Oleksiy Savchenko acknowledges that as a result of his exercise of his Options, an Option Exercise Tax is payable by him to the Canadian Subsidiary and that the amount of the Option Exercise Tax has not yet been ascertained. He therefore hereby directs the Company to transfer his portion of the Canadian Consideration to the bank account of the Canadian Subsidiary (by way of conversion from Sterling to Canadian dollars at the rate of exchange offered by Royal Bank of Canada on the date of Completion). The Buyer shall procure that the Canadian Subsidiary ascertains the amount of the Option Exercise Tax as soon as reasonably practicable following Completion. On such ascertainment (the “Tax Date”), Oleksiy Savchenko directs the Canadian Subsidiary to deduct the Option Exercise Tax due in respect of his Option Shares from his Oleksiy Savchenko Consideration and to pay the Option Exercise Tax to the relevant Tax Authority on his behalf. The Buyer shall procure the remaining proceeds shall be paid directly to Oleksiy Savchenko within 2 Business Days of the Tax Date.

4.5Subject always to clause 5, the Escrow Amount shall be paid to the Sellers' Designated Account by transfer of funds for same day value to such account on the Escrow Release Date.

4.6Each of the Sellers hereby:

4.6.1waives all rights of pre-emption and other restrictions on transfer over the Shares conferred upon it (whether or not contained in the Company's articles of association) and shall procure that all such rights conferred on any other person in respect of the Shares are waived no later than Completion so as to permit the sale and purchase of the Shares; and

4.6.2to the extent permitted by law, confirms that the Company and each Seller be and is hereby released from all and any obligations and liabilities under any shareholders' agreement (or equivalent document).

5.ESCROW

5.1Following Completion, the Escrow Amount shall be held in the Escrow Account in accordance with the terms of this clause 5 and the Escrow Letter.

5.2The Buyer and the Sellers' Representative shall promptly provide such instructions to the Escrow Agent (where relevant in the form specified by the Escrow Letter) and take all other actions in relation to the Escrow Account as are necessary to give effect to the provisions of this clause 5.

5.3Nothing in this clause 5 shall prejudice, limit or otherwise affect any right or remedy the Buyer may have against the Sellers from time to time, whether arising under this Agreement or any of the documents executed pursuant to this Agreement.

5.4No amount shall be released from the Escrow Account otherwise than in accordance with this clause 5 and the terms of the Escrow Letter.

5.5If a Relevant Claim arises and becomes a Resolved Claim on or before the Escrow Release Date, the Buyer and the Sellers' Representative shall, as soon as reasonably practicable, instruct the Escrow Agent to release to the Buyer from the Escrow Account the Due Amount (if any) in respect of that Relevant Claim (less any applicable bank charges) or, if lower, the amount standing to the credit of the Escrow Account (but less any applicable bank charges).

5.6On the Escrow Release Date, the Buyer and the Sellers' Representative shall instruct the Escrow Agent to release to the Sellers’ Designated Account from the Escrow Account an amount (if any) equal to the remaining balance of the Escrow Account standing to the credit of the Escrow Account less the following sums (less any applicable bank charges):

5.6.1if there are any Outstanding Claims, an amount equal to the Estimated Outstanding Amount or the Estimated Outstanding Claim (as applicable);

5.6.2any Due Amounts to the extent they have not been satisfied in accordance with clause 5.5 or otherwise on or before the Escrow Release Date.

5.7If, following the Escrow Release Date, the Escrow Amount (or any part of it) continues to be held in the Escrow Account pending resolution of any Outstanding Claims, the following provisions shall apply:

5.7.1upon an Outstanding Claim becoming a Resolved Claim, the parties shall, as soon as reasonably practicable, instruct the Escrow Agent to release to:

(a)the Sellers’ Designated Account from the Escrow Account, an aggregate amount equal to (i) the Outstanding Claim less (ii) the Due Amount and any applicable bank charges; and

(b)the Buyer from the Escrow Account any Due Amount in respect of that Outstanding Claim (less any applicable bank charges); or, if lower, the amount standing to the credit of the Escrow Account (less any applicable bank charges); and

5.7.2after all Outstanding Claims have become Resolved Claims and all Due Amounts have been paid to the Buyer (if funds are sufficient in the Escrow Account), the parties shall, as soon as practicable, instruct the Escrow Agent to release to the Sellers’ Designated Account the remaining balance (if any) standing to the credit of the Escrow Account (less any applicable bank charges).

5.8Amounts released from the Escrow Account to the Sellers’ Designated Account shall (as between those Sellers who contributed) be returned in the proportion to which such Sellers contributed to the Escrow Account at Completion.

5.9The Sellers to whom the Escrow Amount has been apportioned in column 9 of Part A of Schedule 1 acknowledge that they have contributed to the Escrow Account and it is intended that Relevant Claims may be funded by and be satisfied from the Escrow Amount notwithstanding that they may have no liability in respect of the Relevant Claim otherwise (and, for the avoidance of doubt, it is acknowledged that Julian Howison is not giving any of the Warranties or Tax Covenant).

6.WARRANTIES

6.1The Sellers acknowledge that the Buyer is entering into this Agreement on the basis of the Fundamental Warranties.

6.2Each Seller severally warrants to the Buyer in respect of himself or herself only (and not in respect of any other Seller) that each Fundamental Warranty is true and accurate at the date of this Agreement.

6.3The Warrantors acknowledge that the Buyer is entering into this Agreement on the basis of the Warranties.

6.4The Warrantors severally warrant to the Buyer that each Warranty is true and accurate at the date of this Agreement.

6.5The Buyer acknowledges that the Sellers are entering into this Agreement on the basis of the Buyer Warranties.

6.6The Sellers agree that the supply of any information by or on behalf of any Group Company or any of their respective employees, directors, agents or officers (Officers) to the Sellers or their advisers in connection with the Warranties, the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Sellers. Each Seller unconditionally and irrevocably waives all and any rights and claims that he or she may have against any Group Company or the Officers on whom that Seller has, or may have, relied in connection with the preparation of the Disclosure Letter, or agreeing the terms of this Agreement, and further undertakes to the Buyer not to make any such claims unless and to the extent that any Officer had acted fraudulently or deliberately or recklessly withheld any relevant information.

6.7Each Buyer Warranty, Fundamental Warranty and each Warranty is to be construed independently and (except where this Agreement provides otherwise) is not limited by a provision of this Agreement or any other Fundamental Warranty or Warranty.

6.8The rights and remedies of the Buyer in respect of any claim in connection with this Agreement shall not be affected by Completion.

6.9The Warranties are qualified by reference to those matters Disclosed.

6.10Clause 7 shall (where relevant) apply to limit the liability of the Warrantors under the Warranties and Tax Claims.

6.11The maximum liability of each Seller (excluding the Investors) under this Agreement  (but excluding any claim against such Seller under clause 9 (Restrictive undertakings by Sellers) or clause 10 (Confidential Information)) shall not exceed the Consideration paid to and received by such Seller under this Agreement.

6.12The maximum liability of each Investor under this Agreement shall not exceed the Consideration paid to and received by such Investor under this Agreement.

7.LIMITATIONS ON LIABILITY

7.1The Warrantors are not liable whatsoever in respect of a Warranty Claim if:

7.1.1the amount recoverable from the Warrantors in respect of a Warranty Claim, or a series of connected Warranty Claims of which that claim is one, exceeds £20,000 (excluding interest and costs); and

7.1.2the amount that would otherwise be recoverable from the Warrantors (but for this clause 7.1 and disregarding any claim which the Warrantors are not liable for under clause 7.1.1) in respect of that Warranty Claim, when aggregated with any other amount or amounts recoverable in respect of other Warranty Claims, exceeds £80,000 (excluding interest and costs) and in the event that the aggregated amounts exceed £80,000 the Warrantors shall be liable for the whole amount (excluding any Warranty Claim which they are not liable for under clause 7.1.1) and not just the amount by which the limit in this clause 7.1.2 is exceeded.

For the purposes of this clause 7.1, a Warranty Claim is 'connected' with another Warranty Claim if it arises out of the same or related facts, circumstances or events or relates to the same subject matter.

7.2The total liability of:

7.2.1the Warrantors  for and in relation to all Warranty Claims and Tax Claims (including for interest and costs and includes a claim under clause 13.8 and/or paragraph 8 of the Tax Covenant) shall not exceed £400,000, save for Excluded Claims, where the total liability shall not exceed £750,000 (provided that, for the avoidance of doubt, the aggregate liability of the Warrantors for all Warranty Claims and Tax Claims and other such claims shall in no circumstance exceed £750,000); and

7.2.2each individual Warrantor for and in relation to all Warranty and Tax Claims (including Excluded Claims) shall in no circumstances exceed the applicable sum for that Warrantor set out in the table below (and provided that the aggregate liability for each Warrantor shall not exceed the amount set out in the column Excluded Claims):

Name	Warranty Claims and Tax Claims (except Excluded Claims)	Excluded Claims
Abraham Smith	£386,457	£724,606
Oleksiy Savchencko	£13,543	£25,394
TOTAL	£400,000	£750,000

7.3The Warrantors are not liable in respect of a Warranty Claim or a Tax Claim (and no Warranty Claim or Tax Claim may be made) unless the Buyer has notified the Sellers' Representative in writing of the Warranty Claim or Tax Claim stating in reasonable detail the nature of the claim and the amount claimed on or before the date which is:

7.3.1in respect of a Warranty Claim (other than a Tax Warranty Claim), on or before the date which is fifteen (15) months from the Completion Date; and

7.3.2in respect of a Tax Claim or a Tax Warranty Claim,  within seven (7) years from the Completion Date.

7.4The Warrantors shall have no liability in respect of any Warranty Claim (other than a Tax Warranty Claim) notified to them by the Buyer if legal proceedings in respect of such claim shall not have been commenced (by being both issued and served) within nine (9) months of the service of such notice upon each of the Warrantors.

7.5Nothing in this clause 7 shall have the effect of limiting or restricting any liability of a Warrantor in respect of a Warranty Claim which arises as a result of any fraudulent act of that Warrantor.

7.6The Warrantors are not liable for a Warranty Claim to the extent that the Warranty Claim relates to any facts, matters or circumstances Disclosed.

7.7The Warrantors shall have no liability in respect of any Warranty Claims (other than Tax Warranty Claims in respect of which paragraph 4  of the Tax Covenant shall apply) to the extent that:

7.7.1the claim in question arises, or is increased, as a result of any increase in rates of Taxation or any change in the law or published practice of a Tax Authority (as defined in the Tax Covenant) or other government department or regulatory body made after the Completion Date whether or not having retrospective effect;

7.7.2the Company or any Group Company (i) is insured against any loss or damage suffered by the Company or any Group Company forming the basis of the claim in question under the terms of any insurance policy of the Company from time to time in force and (ii) actually recovers under such insurance policy provided that the amount recovered by the Company or any Group Company shall be treated as the amount actually recovered less any costs and expenses incurred by the Company or any Group Company in making such recovery and less any Tax incurred by the Company on such amount (or which would have been so incurred but for any Relief), or would have so recovered if it had used all reasonable endeavours to do so;

7.7.3the claim in question arises or is increased as a result of, or is otherwise attributable to, any change in accounting policies or practices of the Buyer or any member of the Group made after Completion (other than to comply with the relevant generally accepted accounting principles in force at Completion);

7.7.4the claim in question would not have arisen but for, or is increased by, a voluntary act, omission or transaction, which could reasonably have been avoided, carried out by or on behalf of, or at the direction or with the approval of, any member of the Buyer’s Group after the Completion Date;

7.7.5the facts or circumstances giving rise to the claim are capable of remedy and are remedied by or at the expense of the Warrantors (or any of them) within 60 days of the date on which notice of such Claim is given pursuant to clause 7.3;

7.7.6the claim is based upon a liability which is contingent or unascertained only, unless and until such contingent or unascertained liability becomes an actual or ascertained liability (as appropriate);

7.7.7the matter the subject of the Warranty Claim was Leakage; or

7.7.8the matter the subject of the claim in question was specifically provided for or reserved in the Accounts, the Management Accounts, the Locked Box Accounts or constitutes Permitted Leakage;

7.7.9the claim arises in relation to any act or omission of Silanis Technology Inc. or any right or remedy of Silanis Technology Inc. including any claim or right it has against a Group Company;

7.7.10the claim arises as a consequence of the Loss (as defined in the Tax Covenant) of any R&D Tax Credits (as defined in the Tax Covenant).

7.8The Buyer warrants to the Warrantors that it has not identified any Warranty Claim and has no current intention of bringing a Warranty Claim.

7.9The Warrantors shall have no liability in respect of any Warranty Claims to the extent that the Warranty Claim would have been recoverable under the W&I Policy had the Buyer not been in breach of its obligations or duties to the insurer under or in respect of the W&I Policy.

7.10Nothing in this clause 7 shall limit the Buyer’s obligation to mitigate its loss in respect of a claim by the Buyer in respect of any breach of the Warranties.

7.11The Buyer shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same loss or liability.

7.12If payment from the Escrow Amount or otherwise to the Buyer is made in relation to any Warranty Claim (other than any Tax Warranty Claim, in respect of which the provisions of paragraph 5 of the Tax Covenant shall apply) and the Buyer or a Group Company subsequently receives from a third party any sum or benefit referable to the subject matter of that Warranty Claim, the Buyer shall, once it or a Group Company has received such sum or benefit, as soon as reasonably practicable repay or procure the repayment to the Sellers of either:

7.12.1the amount of such receipt (after deducting an amount equal to the costs of the Buyer or the Company incurred in recovering such receipt and any Tax payable on the receipt); or if lesser; or

7.12.2the amount paid out of the Escrow Amount.

7.13If the Buyer or any of its Affiliates becomes aware of any claim by a third party which might reasonably be expected to result in a Warranty Claim being made (a "Third Party Claim"), the Buyer shall as soon as practicable and in any event within fifteen (15) Business Days of becoming aware of it, give written notice of such Third Party Claim to the Sellers’ Representative.

7.14Subject to:

7.14.1the requirements (if any) of the Buyer's Group’s insurers; and

7.14.2not waiving privilege of any member of the Buyer's Group,

the Buyer shall (i)  procure that the Group shall consult with the Sellers’ Representative in relation to any Third Party Claim, supply the Sellers’ Representative with such information and copies of documents in the Buyer's possession relating to any Third Party Claim that the Sellers’ Representative reasonably require and (ii) deal with any Third Party Claim having given due consideration to the reasonable representations and views of the Sellers’ Representative (but without prejudice to the protection of the legitimate commercial interests of the Buyer's Group and the Group).  If the Buyer does not act upon the reasonable representations of the Sellers’ Representative, this will be taken into account in establishing the quantum of any Warranty Claim but shall not otherwise prejudice the Warranty Claim.

7.15The Buyer agrees that the only remedy which shall be available to it for a Warranty Claim shall be damages in contract, and that rescission and damages in tort shall not be available as a remedy for the Buyer for any Warranty Claim or otherwise under this agreement and the

Buyer agrees not to claim that remedy and waives its right to terminate or rescind this Agreement for whatever reason.

7.16For the avoidance of doubt, the provisions of the Tax Covenant shall further operate to limit the liability of each Seller in respect of any Tax Covenant Claim or (to the extent stated therein) Tax Warranty Claim.

7.17In seeking to recover any sums from the Warrantors in respect of a Warranty Claim or a Tax Claim the Buyer shall first recover it by appropriation from the balance of the Escrow Account in accordance with clause 5, subject always to the other limitations of liability set out in this clause 7.

7.18The Buyer agrees that the Warrantors will not be liable in relation to a Warranty Claim or a Tax Claim for any losses that are not reasonably within the contemplation of the Parties as at the date of this Agreement.

7.19The Buyer will ensure that the W&I Policy includes terms to the effect that the W&I Insurer irrevocably waives its rights to bring any claims by way of subrogation, claim for contribution or otherwise against any of the Sellers, other than claims by way of subrogation against a Seller or an officer of a Seller to the extent that the relevant Loss arose out of fraud by that person and only to the extent of the rights of recovery relating directly to fraud by that person.  The Buyer undertakes to  enforce such terms.

7.20The parties acknowledge and agree that, notwithstanding that the Buyer is or may be unable to pursue or obtain any remedy under any insurance policy including the W&I Policy, whether due to policy exceptions or exclusions, coverage, or validity (including if the W&I Policy is invalid due to the insolvency, breach or default of any person), creditworthiness or otherwise, the limitations in this clause 7  will still apply (and will also apply if for any reason the W&I Policy is not obtained or is otherwise not effective including as to any amount or scope of coverage or being void or voidable or otherwise unenforceable for any reason).

7.21There shall be no interest on Relevant Claims made during the Escrow Period.

8.BUYER WARRANTIES

8.1The Buyer warrants to the Sellers that each of the warranties set out in this clause 8 is true and accurate:

8.1.1the execution, delivery and performance by the Buyer of this Agreement:

(a)complies with its constitution;

(b)does not constitute a breach of any applicable law or obligation, or cause or result in default under any agreement or Encumbrance, by which it is bound and which would prevent it from entering into and performing its obligations under this Agreement; and

(c)does not require the Buyer to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been applied for, obtained or made at Completion;

8.1.2all necessary action to authorise the execution, delivery and performance of this Agreement by the Buyer in accordance with its terms have been obtained or will be obtained before Completion;

8.1.3the Buyer is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation;

8.1.4the Buyer has not:

(a)gone, or is proposed to go, into liquidation; or

(b)passed a winding up resolution or commenced steps for winding up or dissolution;

8.1.5no petition or other process for winding up or dissolution has been presented or threatened in writing against the Buyer and, so far as the Buyer is aware, there are no circumstances justifying a petition or other process;

8.1.6no receiver, receiver and manager, judicial manager, liquidator, administrator or like official has been appointed, or is threatened or expected to be appointed, over the whole or a substantial part of the undertaking or property of the Buyer, and, so far as the Buyer is aware, there are no circumstances justifying such an appointment;

8.1.7the Buyer is able to pay its debts as and when they fall due. The Buyer is not taken under applicable laws to be unable to pay its debts and has not stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

9.RESTRICTIVE UNDERTAKINGS BY THE SELLERS

9.1Each Seller severally undertakes to the Buyer, the Buyer acting for itself and as agent and trustee for each Group Company, that he or she will not do any of the following things:

9.1.1for a period of three (3) years starting on the Completion Date, say anything which is reasonably likely to be harmful to a Group Company's reputation or goodwill or which is intended to lead any Restricted Customer with whom such Seller has had regular dealings to cease to deal with a Group Company on substantially equivalent terms to those previously offered or at all; and

9.1.2at any time after Completion, use in the course of its business:

(a)the words "Dealflo" or “IOCS"; any trade or service mark, trade, business or domain name, design or logo which, at Completion, was or had been used by the Group; or

(b)anything which is confusing with such words, mark, name, design or logo,

save as would be permitted in accordance with clauses 10.2.3,  10.2.6 or 10.2.7 if such use was deemed to be the disclosure of Confidential Information.

9.2Each Management Seller,  Julian Howison and Sonal Nagda severally undertakes to the Buyer, the Buyer acting for itself and as agent and trustee for each Group Company, that save with the prior written consent of the Buyer,  he or she will not do any of the following things:

9.2.1for a period of three (3) years (save in the case of the Management Sellers and Sonal Nagda (excluding the Warrantors), in which case the period shall be one (1) year) starting on the Completion Date, either alone or jointly with, through or as adviser or consultant to, or agent or employee of, or manager for, directly or indirectly carry on or be engaged, concerned or interested in or assist a Restricted Business;

9.2.2for a period of three (3) years (save in the case of the Management Sellers and Sonal Nagda (excluding the Warrantors), in which case the period shall be two (2) years) starting on the Completion Date, on its own account or in conjunction with or on behalf of any other person in respect of the Restricted Business either seek to obtain orders from, or do business with, or encourage directly or indirectly another person to obtain orders from or do business with any Restricted Customer;

9.2.3for a period of 3 years (save in the case of the Management Sellers and Sonal Nagda (excluding the Warrantors) in which case the period shall be two (2) years) starting on the Completion Date, solicit or contact with a view to his engagement or employment by another person, a director, officer, employee or manager of a Group Company or a person who was a director, officer, employee or manager of a Group Company at any time during the 4 weeks prior to the Completion Date, in either case where the person in question either has Confidential Information or would be in a position to exploit a Group Company's trade connections.  This restriction does not apply where a person responds to an advertisement published by any person that is targeted to a wide audience of potential applicants or to non-targeted activities through consultants; or

9.2.4for a period of 3 years (save in the case of the Management Sellers and Sonal Nagda (excluding the Warrantors), in which case the period shall be two (2) years) starting on the Completion Date,  engage or employ a director, officer, employee or manager of a Group Company or a person who was a director, officer, employee or manager of a Group Company at any time during the 4 weeks prior to the Completion Date, in either case where the person in question either has Confidential Information or would be in a position to exploit a Group Company's trade connections. This restriction does not apply to employment of a person who responds to an advertisement published by any person that is targeted to a wide audience of potential applicants or to non-targeted activities through consultants.

9.3Each Seller shall ensure that each of his or her Affiliates complies with clause 9.1.

9.4Each of the covenants in clause 9.1 and 9.2 is a separate undertaking by the relevant Seller in relation to such Seller and such Seller's interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in clause 9.  Each of the covenants in clause 9 is considered fair and reasonable by the parties, but if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

9.5On receiving the Buyer's reasonable request the Sellers (excluding the Investors) shall (at their cost) give to the Buyer all information in their possession relating to a Group Company's business and allow the Buyer to copy any document containing that information.

9.6Subject only to clause 11, the Parties acknowledge that the Sellers who are not the Management Sellers are in the business of making investments as a financial or strategic investor and therefore may have previously made investments in and may review business plans and related proprietary information for many enterprises including enterprises which may have products or services which compete directly or indirectly with those of a member of the Group. Nothing in this Agreement shall preclude or in any way restrict any Investor from continuing to hold investments or from entering into discussions with, investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of a member of the Group.

10.CONFIDENTIAL INFORMATION

10.1Each of the Sellers undertakes to the Buyer, the Buyer acting for itself and as agent and trustee for each Group Company, that it shall:

10.1.1not use or disclose to any person Confidential Information it has; and

10.1.2ensure that each of its Affiliates complies with clauses 10.1.1.

10.2Clause 10.1 does not apply to disclosure of Confidential Information:

10.2.1to the extent that it is generally known to the public not as a result of a breach of any duty of confidentiality by the relevant Seller or one of its Affiliates;

10.2.2to a director, officer or employee of the Sellers or one of their Affiliates whose function requires him or her to have the Confidential Information;

10.2.3in the case of the Sellers which is (i) an investment fund, to any nominee, general partner, Fund Manager, investor, prospective investor in such investment fund (for the purpose of fundraising) or participant of or in such investment fund, and (ii) which is a Fund Manager, any investment fund now or hereafter existing which is operated or managed by such Fund Manager or by any of its Affiliates, insofar as this is reasonably required;

10.2.4to the extent that it is required to be disclosed by law, by a rule of a listing authority by which the Sellers' shares are listed, a stock exchange on which the Sellers' shares are listed or traded or by a governmental authority or other authority with relevant powers to which the Sellers are subject or submits, whether or not the requirement has the force of law provided that the disclosure shall so far as is practicable be made after consultation with the Buyer and after taking into account the Buyer's reasonable requirements as to its timing, content and manner of making or despatch;

10.2.5the disclosure is required for use in legal proceedings regarding this Agreement or the Company;

10.2.6to financiers or lawyers, accountants, investment bankers, consultants or other professional advisers for the purpose of advising a Seller in connection with the transactions contemplated by this Agreement or generally in the conduct of their business and is on the basis that clause 10.1 applies to the disclosure by the adviser; or

10.2.7in the case of an Investor, insofar as it has any reporting or similar obligations to the Court of Auditors of the European Communities, the agents of the European Commission, including agents of the European Anti-Fraud Office and representatives of the European Investment Fund, the representatives of the European Investment Bank the German Ministry of Economics and Energy, the ERP Special Fund, the German Court of Auditors, the LfA Förderbank Bayern and the British Business Bank.

11.ANNOUNCEMENTS

The Sellers may not make or issue any public announcement, communication or circular, concerning the signing of this Agreement or the completion of the transactions referred to in this Agreement without the prior written consent of the other parties, unless the contents of such announcement or communication are extracted from a Buyer press release or public filing or unless required by law, by a rule of a listing authority by which any party's shares are listed, a stock exchange on which any party's shares are listed or traded or by a governmental authority, Tax Authority, or other authority with relevant powers to which any party is subject or submits, whether or not the requirement has the force of law.

12.COSTS

12.1Except where this Agreement or the relevant document provides otherwise (or to the extent that it constitutes Known Leakage or Permitted Leakage or is via the Appropriate Proportion of a Seller), each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it provided that there shall be no double recovery of an amount under this Agreement in respect of costs.

12.2All or any stamp duty payable on any instrument of share transfer relating to the purchase of the Shares pursuant to this Agreement shall be borne by the Buyer.

12.3Each Seller authorises and directs the Sellers' Solicitors to deduct and pay (or otherwise agrees to pay) the Seller's Appropriate Proportion of the total costs and expenses (including investment banking fees, investor costs and expenses, legal fees, accounting fees and other related amounts plus VAT thereon) incurred by the Company or any of its shareholders in relation to the sale of the Company from the consideration payable to it (and the Sellers’s Solicitors shall have enforceable third party rights under this clause).

12.4The Buyer shall procure that following Completion any of the Sellers may from time to time request it, and its agents (subject to appropriate confidentiality undertakings), shall on reasonable written notice to the Buyer and at that Seller's expense have access during normal business hours to the books and records of the Group insofar as they relate to the period ending at Completion, and be permitted to take copies from them, for the purpose of any Seller's compliance with applicable legal and regulatory or Taxation filings or other similar requirements.

13.GENERAL

13.1A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

13.2The failure to exercise, or delay in exercising, a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies.  No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

13.3A waiver of any right or remedy under this Agreement or by law is only effective if it is given in writing and is signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

13.4A party that waives a right or remedy provided under this Agreement or by law in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

13.5The Buyer may take action against, grant time or other indulgence to, or release or compromise in whole or part the liability of, any one or more of the Sellers in respect of any warranty, indemnity, or other obligation under this Agreement without affecting the liability of any of the other Sellers who are liable in respect of that warranty, indemnity, or other obligation.

13.6The Buyer's rights and remedies contained in this Agreement are cumulative and, save where expressly provided otherwise, not exclusive of rights or remedies provided by law.

13.7Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

13.8All payments made by any party under this Agreement shall be made gross, free of right of counterclaim or set off and without deduction or withholding of any kind other than any deductions or withholding required by law and the relevant party shall on demand from the other party pay to the other party the amount (after taking into account Tax payable in respect of the amount) that will ensure that the other party receives a net sum equal to the sum it would have received had the payment not been subject to such Tax deduction or withholding provided that, to the extent that any deduction or withholding results in the recipient obtaining a Relief, the payer shall pay to the recipient, within 3 Business Days of obtaining the benefit of the Relief, an amount equal to the lesser of the value of the Relief obtained and the additional sum paid under this clause 13.8.

13.9If the Buyer is not tax resident in the United Kingdom, the Warrantors shall not be liable under clause 13.8, except to the extent that the Warrantors would have been so liable had the Buyer been tax resident in the United Kingdom.

13.10Save as expressly set out herein, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

13.11To the extent that any provision of this Agreement is found by any court or competent authority to be invalid, unlawful or unenforceable in any jurisdiction, that provision shall be deemed not to be a part of this Agreement, it shall not affect the enforceability of the remainder of this Agreement nor shall it affect the validity, lawfulness or enforceability of that provision in any other jurisdiction.

13.12Each of the parties agrees to perform (or procure the performance of) all such acts and things and/or to execute and deliver (or procure the execution and delivery of) all such documents, as may be required by law or as may be necessary or reasonably requested by the Buyer (in the case of a Seller) or a Seller (in the case of the Buyer) for giving full effect to any Transaction Document and securing to the other the full benefit of the rights conferred upon the other by the express terms of any Transaction Document.  Unless otherwise agreed, each party shall be responsible for its own costs and expenses incurred in connection with the provisions of this clause 13.12.

14.ENTIRE AGREEMENT

14.1The Transaction Documents constitute the entire agreement and understanding between the parties and supersede all prior agreements, understandings or arrangements (oral or written) in respect of the subject matter of the Transaction Documents and set out the complete legal relationship of the parties arising from and connected with that subject matter.

14.2The Buyer acknowledges (i) that it has not entered into this Agreement in reliance on any representations and (ii) that it has entered into this Agreement upon the terms specifically contained or incorporated in this Agreement and, save as expressly set out in this Agreement, the Sellers shall have no liability in respect of any other representation, warranty or promise made prior to the date of this Agreement unless it was made fraudulently.

14.3Nothing in this clause 14 shall have the effect of limiting any liability arising from fraud, including fraudulent misrepresentation.

15.ASSIGNMENT

15.1The Sellers agree that the benefit of every provision in this Agreement is given to the Buyer for itself and its successors in title and permitted assigns.  Accordingly, the Buyer (and its successors and permitted assigns) may, without the consent of the Sellers, assign the benefit of all or any of the Sellers' obligations under this Agreement and/or any other benefit arising under or out of this Agreement from time to time to any of its Affiliates or any person providing finance or credit facilities to the Buyer or such Affiliate provided that any such assignment shall not extend the liability or obligation of the Sellers (or the rights and remedies against any Seller) beyond that which they would have had to the Buyer under this Agreement had not such assignment taken place. In the event of any such assignment, all references in this Agreement to the Buyer shall be deemed to include its permitted assigns.

15.2The Buyer undertakes to procure that it shall, at the same time as any assignment permitted under clause 15.1 is effected, assign all its rights and interest under the W&I Policy (whether by way of security or otherwise) to its assigns.

15.3Subject to clause 15.4,  the Sellers shall not without the prior written consent of the Buyer, assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement whether in whole or in part provided that each Seller may assign on his death the benefit of this Agreement to his personal representatives and/or family members.

15.4An Investor may assign or transfer the whole or part of any of its rights in this Agreement (or any Transaction Document) to an Investor Affiliate of such Investor.

16.NOTICES

16.1A notice or other communication under or in connection with this Agreement (a "Notice") shall be:

16.1.1in writing and in English; and

16.1.2delivered (a) personally, (b) sent by email in PDF (or similar form) to the party due to receive the Notice to the email address set out in clause 16.3 or to an alternative email address specified by that party by not less than 5 Business Days' written notice to the other party received before the Notice was despatched, or (c) sent by first class post (and air mail if overseas) to the party due to receive the Notice to the address set out in clause 16.3 or to an alternative address or person specified by that party by not less than five (5) Business Days' written notice to the other party received before the Notice was despatched.

16.2Unless there is evidence that it was received earlier, a Notice is deemed given if:

16.2.1delivered personally, when left at the address specified in clause 16.3;

16.2.2sent by email to the email address specified in clause 16.3, at the time of transmission;

16.2.3sent by mail, except air mail, at 9.00 am on the second Business Day after posting it;

16.2.4sent by air mail, at 9.00 am on the fifth Business Day after posting it; and

16.2.5if deemed receipt under the previous paragraphs of this clause 16.2 would occur outside business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), at 9.00 am on the day when business next starts in the place of deemed receipt. For the purposes of this clause, all references to time are to local time in the place of deemed receipt.

16.3The address referred to in clause 16.1.2 is:

Name of party	Address	Email address	Marked for the attention of
The Sellers' Representative	33 Greenend Road, London W4 1AH	abe.smith1968@gmail.com	Abraham Smith
The Buyer	c/o Winston & Strawn London LLP, One Ropemaker Street, London EC2Y 9AW	Steven.Worth@vasco.com	Steven Worth

Notion Capital	91 Wimpole Street Marylebone London W1G 0EF	imilbourn@notion.vc	Ian Milbourn
Frog Capital	The Mews, 1a Birkenhead Street, London WC1H 8BA	steven.dunne@frogcapital.com	Steven Dunne
Holtzbrinck Ventures	5, Rue Heienhaff, L-1736 Senningerberg, Luxembourg With a copy to HV Holtzbrinck Ventures Adviser GmbH Kaiserstr. 14b, 80801 Munich, Germany	holtzbrinckLUX@aztecgroup.eu andreas.wisser@hvventures.com	Andreas Wisser

16.4A copy of the notice to the Sellers’ Representative shall be sent to Charles Claisse, Kemp Little LLP, Cheapside House, 138 Cheapside, London EC2V 6BJ – charles.claisse@kemplittle.com.

16.5A copy of the notice to the Buyer shall be sent to Nicholas Usher, Winston & Strawn London LLP. One Ropemaker Street, London EC2Y 9AW – nusher@winston.com.

16.6A copy of the notice to Notion Capital, Frog Capital and Holtzbrinck Ventures shall be sent to Chris Dyson, Ashfords LLP, Tower Wharf, Cheese Lane, Bristol BS2 0JJ - c.dyson@ashfords.co.uk.

16.7For the purposes of this clause 16, the Sellers (excluding the Investors) shall together constitute one party, and notices to the Sellers' Representative shall be notice to all the Sellers.

16.8Any notice signed by the Sellers' Representative shall take effect as notice given by all the Sellers (excluding the Investors) and shall be binding on each of them.

17.SELLERS' REPRESENTATIVE

17.1By this Agreement each of the Sellers (excluding the Investors) irrevocably appoints the Sellers' Representative  to be their sole and exclusive agent on behalf of each of them and in their names (whether acting for one or more of them) or otherwise to do all acts and things which expressly provide to be agreed, approved, carried out or received by the Sellers’ Representative, and to take such action and execute any instruments or documents which the Sellers' Representative may determine necessary or desirable in the exercise of his authority pursuant to this clause. Such appointment shall remain in full force and effect until the performance by the Sellers (excluding the Investors) of all their obligations hereunder.  The appointment by the Sellers (excluding the Investors) of the Sellers’ Representative is deemed to constitute a mandate under the laws of Quebec.

17.2Each of the Sellers (excluding the Investors) hereby confirms that they will be bound by any actions taken by the Sellers' Representative in accordance with the terms of this Agreement and irrevocably undertake to do such acts as are necessary to give effect to such actions and the terms of this Agreement and any documents referred to herein.

17.3The Sellers (excluding the Investors) shall indemnify, keep indemnified and hold harmless, on a joint and several basis, the Sellers’ Representative against any claims, losses, actions, liabilities, costs or expenses suffered by the Sellers’ Representative in the performance of the duties or taking any action (or omitting to take any action) referred to in this clause.

18.GOVERNING LAW AND JURISDICTION

18.1This Agreement and any dispute, claim or obligation (whether contractual or non-contractual) arising out of or in connection with it, its subject matter or formation shall be governed by and construed in accordance with English law.

18.2The parties irrevocably agree that the English courts shall have exclusive jurisdiction to settle any dispute or claim (whether contractual or non-contractual) arising out of or in connection with this Agreement, its subject matter or formation ("Dispute").

18.3The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

18.4The parties agree that the documents which start any Dispute proceedings and any other documents required to be served in relation to those Dispute proceedings may be served on the Sellers in accordance with clause 16.  This clause 18 applies to all Dispute proceedings wherever started.

19.COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.